Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

March 15, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 15, 2024, The Nasdaq Stock Market (the "Exchange") received from Honeywell International Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


3.375% Senior Notes due 2030
3.750% Senior Notes due 2036


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,